COLABS INT’L, CORP.

725 Cool Spring Blvd., Ste. 600

Franklin, TN 37067

Via EDGAR

January 30, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CoLabs Int’l, Corp. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-270866

Ladies and Gentlemen:

On March 27, 2023, CoLabs Int’l, Corp. (the “Company”), a Nevada corporation, filed a Registration Statement on Form S-1 (File No. 333-270866) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the registration of the Company’s shares of common stock in connection with its proposed public offering of securities. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been sold.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

Please direct any comments or questions regarding this filing to the Company’s legal counsel, Lynne Bolduc of FitzGerald Kreditor Bolduc Risbrough LLP at (949) 788-8900. Thank you for your assistance with this matter.

Sincerely,

CoLabs Int’l, Corp.

/s/ Griffin King

Griffin King

Chief Executive Officer and Director